Exhibit 99.1

Sterlite Industries (India) Limited 75 Nehru Road, Vile Parle (East) Mumbai 400099, INDIA Tel: +91 (0) 22 6646 1000 Fax: +91 (0) 22 6646 1451 www.sterlite-industries.com
16 October 2009
Sterlite Industries (India) Limited
Announces Pricing of Convertible Senior Notes Offering
Mumbai, India: Sterlite Industries (India) Limited (“Sterlite” or the “Company”) announces that it has priced its public offering (the “Offering”) of $500 million aggregate principal amount of Convertible Senior Notes (the “Notes”). The Notes are convertible into the Company’s American Depositary Shares (“ADSs”) at an initial conversion price of approximately $23.33 per ADS, subject to adjustment in certain events. The Notes have a maturity date of October 30, 2014 and will bear interest at the rate of 4.00% per annum.
The Offering is expected to settle on October 29, 2009. Any change in the settlement date will be notified to investors through a press release which will be posted on the Sterlite’s website at www.sterlite-industries.com.
Sterlite intends to use the net proceeds from the Offering for expansion of its copper business with allied power plant, acquisition of complementary businesses outside of India and any other permissible purpose under, and in compliance with, applicable laws and regulations in India, including the external commercial borrowing regulations specified by the Reserve Bank of India.
Deutsche Bank Securities Inc. and Morgan Stanley & Co. Incorporated are acting as joint bookrunners for the Offering.
A registration statement on Form F-3 relating to these securities has been filed with and declared effective by the SEC. A prospectus supplement relating to the Offering has been filed with the SEC. The prospectus supplement, the registration statement, together with the prospectus contained therein, and documents incorporated by reference, including our Annual Report on Form 20-F for the fiscal year ended March 31, 2009, as amended by our Form 20-F/A, are available on the website of the SEC at www.sec.gov. A copy of the preliminary prospectus supplement and accompanying prospectus related to the Offering may also be obtained by contacting:
Deutsche Bank Securities Inc.
100 Plaza One, Second Floor
Jersey City, NJ 07311
Attention: Prospectus Department
or by email at prospectusrequest@list.db.com
Morgan Stanley & Co. Incorporated
1585 Broadway
New York, NY 10036
Attention: Prospectus Department
or by email at prospectus@morganstanley.com

Sterlite Industries (India) Limited	Page 2 of 2
Pricing of Convertible Notes Offering

For further information, please contact:
Sumanth Cidambi	sumanth.cidambi@vedanta.co.in
Director — Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited

Sheetal Khanduja
Associate General Manager — Investor Relations	Sheetal.khanduja@vedanta.co.in
Sterlite Industries (India) Limited	Tel: +91 22 6646 1427
About Sterlite
Sterlite is one of India’s largest non-ferrous metals and mining companies with interests and operations in aluminum, copper and zinc and lead. It is a subsidiary of Vedanta Resources plc, a London-based diversified FTSE 100 metals and mining group. As of 31 March 2009, Sterlite had total assets of US$8,710 million and Income before income taxes, minority interests and equity in net/(loss)/income of associate of US$1,069 million.
Sterlite’s main operating subsidiaries are Hindustan Zinc Limited for its zinc and lead operations; Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminium Company Limited for its aluminium operations. The company operates its own copper operations in India. The company has entered the commercial energy generation business and is in the process of constructing a 2,400MW independent power plant through its wholly owned subsidiary, Sterlite Energy Limited.
Sterlite is listed on the Bombay Stock Exchange under the code “500900”, the National Stock Exchange in India under the symbol “STER” and the New York Stock Exchange in the United States in the form of ADSs, each representing one ordinary share, under the symbol “SLT”. For more information, please visit www.sterlite-industries.com. The principal executive office of Sterlite Industries (India) Limited is located at Vedanta, 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400-099, India.
About this Press Release; Forward-Looking Statements
This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of Sterlite’s securities in any jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. A registration statement relating to the securities has been filed with the United States Securities and Exchange Commission and is effective.
This press release contains “forward-looking statements” relating to the proposed Offering, including principal amount of securities that Sterlite may offer in the Offering,. These forward-looking statements are subject to a variety of factors, including market conditions and other risks typically associated with securities offerings. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required under applicable securities laws, Sterlite does not undertake to update these forward-looking statements.